Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	June 22, 2006

Seabridge Gold Begins Summer Drill Program at Courageous Lake

Toronto, Canada…Seabridge Gold announced today that it has commenced drilling at its 100% owned Courageous Lake gold project in the Northwest Territories, Canada. The 2006 program is designed to increase the projected 8.5 year mine life of the project (see news release dated September 21, 2005).

The summer program will follow-up on the 2006 winter program that successfully tested (i) higher grade structures within the FAT deposit which were not intersected in previous drilling (see news release dated May 3, 2006); (ii) two new structures to the west of the known deposit but within the projected open pit (see news release dated June 7, 2006); and (iii) a northern extension of the FAT deposit (see news release dated June 21, 2006).

Seabridge President and CEO Rudi Fronk noted that this summer’s drill program “focuses on the now clearly defined targets that are expected to increase gold resources. A new resource model will then be prepared and a new pit design and mine plan will be developed. We are confident that the end result will be an increase in estimated mine life and a meaningful reduction in total projected costs per ounce for the project,” he said.

A significant component of the summer program is to drill test several gold zones in the western part of the FAT deposit. These drill holes are designed to off-set identified intersections in mineral zones that have not previously been incorporated into the resource model. Successful completion of this program will define mineral zones that, up to this point, have been reported as waste material in pit designs. The summer program will also continue testing the north strike extension of the FAT deposit. Holes are planned between the 5950N section and the 6200N section which, if successful, have the potential to add approximately 500 meters of strike length.

Seabridge’s Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.72 million ounces in the measured and indicated categories (50.4 million tonnes grading 2.30 grams of gold per tonne) plus an additional estimated 5.23 million ounces in the inferred category (77.4 million tonnes grading 2.10 grams of gold per tonne).

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Seabridge utilizes Acme Laboratories, located in Vancouver B.C., for all of its initial analytical work. Samples are prepared at Acme’s Yellowknife prep facility and shipped by them to Vancouver for fire assay. A rigorous quality control/quality assurance protocol was used on this program including blank and reference standards in every batch of assays, and duplicates and duplicate pulps at regular intervals.

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.